Exhibit 99.2

ALGOMA STEEL INC.

PROXY SOLICITED BY MANAGEMENT

The undersigned holder of Common Shares of ALGOMA STEEL INC. hereby appoints Benjamin Duster, or failing him, Denis Turcotte, or instead of either of the foregoing __________________________________ as nominee to attend and to act for and on behalf of the undersigned at the Annual and Special Meeting of Shareholders of the Corporation to be held on Wednesday, May 11, 2005 at the St. Lawrence Hall (Great Hall), 157 King Street East, Toronto, Ontario and any adjournment thereof and specifies that the shares registered in the name of the undersigned are to be:

VOTED FOR	☐	VOTED AGAINST	☐	the amendment of the Articles of the Corporation to provide for a minimum of 3 and a maximum of 12 Directors

VOTED	☐	WITHHELD FROM VOTING	☐	in the election of Directors

VOTED	☐	WITHHELD FROM VOTING	☐	in the appointment and the remuneration of the auditors

VOTED FOR	☐	VOTED AGAINST	☐	the approval of the Shareholder Rights Plan

______________________________				______________________, 2005
Signature of Shareholder				Date

A shareholder has the right to appoint a person (who need not be a shareholder) to represent the shareholder at the meeting other than those persons designated above. A shareholder may do so by inserting the name of such other person in the blank space provided or by completing and depositing another form of proxy.

A proxy must be signed by the shareholder or the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney thereof. If a proxy is not dated, it will be deemed to bear the date on which it was mailed by the Corporation.